UNITED STATES SECURITIES AND EXCHANGE COMMISSION      Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 0-22078
Dual Holding Company (Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization) 2700 Fountain Place 1445 Ross Avenue Dallas, Texas (Address of principal executive offices)	51-0327704 (I.R.S. Employer Identification No.) 75202-2792 (Zip Code)
Registrant's telephone number, including area code: (214) 922-1500

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which a duty to file reports under Section 13(a) or 15(d) remains: None

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
[ ] Rule 12g-4(a)(1)(i) [ ] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii)	[X] Rule 12h-3(b)(1)(i) [ ] Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this certification and notice to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2000.
DUAL HOLDING COMPANY (Registrant)

By: /s/ C. Christopher Gaut C. Christopher Gaut President